                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

        BOBBY ALLISON WIRELESS CORPORATION (f/k/a 2CONNECT EXPRESS INC.)
        ----------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                         096801 10 5 (f/k/a 901860 10 6)
        ----------------------------------------------------------------
                                 (CUSIP Number)

                             JAMES S. HOLBROOK, JR.
                       800 SHADES CREEK PARKWAY, SUITE 125
                              BIRMINGHAM, AL 35209

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 AUGUST 2, 1999
                               NOVEMBER 19, 1999
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedule filed in paper format should include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP NO. 096801 10 5                                  PAGE  2  OF   14  PAGES
----------------------------                        ----------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           James S. Holbrook, Jr.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ] (B) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           00, PF
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           N/A                                                               [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------

  NUMBER OF                         7     SOLE VOTING POWER
                                          49,578
   SHARES                      -------------------------------------------------

BENEFICIALLY                        8     SHARED VOTING POWER
                                          339,976
 OWNED BY                      -------------------------------------------------

   EACH                             9     SOLE DISPOSITIVE POWER
                                          49,578
 REPORTING                     -------------------------------------------------

  PERSON                           10     SHARED DISPOSITIVE POWER
                                          339,976
   WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    James S. Holbrook, Jr. beneficially owns 8 shares of Series B Preferred Stock (4 through a general partnership) convertible into 33,328 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock and a warrant to purchase 11,250 shares of Common Stock at $10.00 per share, which assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 5.75% of the total outstanding shares of Common Stock. Sterne, Agee & Leach Group, Inc. beneficially owns 24 shares of Series B Preferred Stock (4 through a general partnership) convertible into 99,984 shares of Common Stock and a warrant to purchase 22,500 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 14% of the outstanding shares of Common Stock. Sterne, Agee and Leach, Inc. beneficially owns 30,000 shares of Common Stock and 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock which, assuming conversion of all convertible preferred stock, constitutes approximately 4.1% of the total outstanding shares of Common Stock. The Trust Company of Sterne, Agee and Leach, Inc. beneficially owns as trustee of a trust for the benefit of Sterne, Agee and Leach, Inc. or its assigns 100,000 shares of Common Stock which has been committed to be distributed to independent third parties pursuant to a Memorandum of Understanding in accordance with the exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended, which assuming conversion of all of the convertible preferred stock, represents approximately 11.7% of the outstanding shares of Common Stock, and, as co-trustee of a trust benefitting the adult and independent children of James S. Holbrook, Jr., 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock, and a warrant to purchase 11,250 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the warrant, constitutes approximately 3.8% of the outstanding shares of Common Stock.
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           N/A
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           38%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP NO. 096801 10 5                                  PAGE  3  OF   14  PAGES
----------------------------                        ----------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sterne, Agee & Leach Group, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ] (B) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           00, PF
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           N/A                                                               [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, United States of America
--------------------------------------------------------------------------------

  NUMBER OF                         7     SOLE VOTING POWER
                                          105,820
   SHARES                      -------------------------------------------------

BENEFICIALLY                        8     SHARED VOTING POWER
                                          290,398
 OWNED BY                      -------------------------------------------------

   EACH                             9     SOLE DISPOSITIVE POWER
                                          105,820
 REPORTING                     -------------------------------------------------

  PERSON                           10     SHARED DISPOSITIVE POWER
                                          290,398
   WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     Sterne, Agee & Leach Group, Inc. beneficially owns 24 shares of Series B Preferred Stock (4 through a general partnership) convertible into 99,984 shares of Common Stock and a warrant to purchase 22,500 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 14% of the outstanding shares of Common Stock. Sterne, Agee and Leach, Inc. beneficially owns 30,000 shares of Common Stock and 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock which, assuming conversion of all convertible preferred stock, constitutes approximately 4.1% of the total outstanding shares of Common Stock. The Trust Company of Sterne, Agee and Leach, Inc. beneficially owns as trustee of a trust for the benefit of Sterne, Agee and Leach, Inc. or its assigns 100,000 shares of Common Stock which has been committed to be distributed to independent third parties pursuant to a Memorandum of Understanding in accordance with the exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended, which assuming conversion of all of the convertible preferred stock, represents approximately 11.7% of the outstanding shares of Common Stock, and, as co-trustee of a trust benefitting the adult and independent children of James S. Holbrook, Jr., 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock, and a warrant to purchase 11,250 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the warrant, constitutes approximately 3.8% of the outstanding shares of Common Stock.
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

           N/A
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP NO. 096801 10 5                                  PAGE  4  OF   14  PAGES
----------------------------                        ----------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sterne, Agee & Leach, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ] (B) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           N/A                                                               [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware, United States of America
--------------------------------------------------------------------------------

  NUMBER OF                         7     SOLE VOTING POWER
                                          35,000
   SHARES                      -------------------------------------------------

BENEFICIALLY                        8     SHARED VOTING POWER
                                          290,398
 OWNED BY                      -------------------------------------------------

   EACH                             9     SOLE DISPOSITIVE POWER
                                          35,000
 REPORTING                     -------------------------------------------------

  PERSON                           10     SHARED DISPOSITIVE POWER
                                          290,398
   WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     Sterne, Agee & Leach Group, Inc. beneficially owns 24 shares of Series B Preferred Stock (4 through a general partnership) convertible into 99,984 shares of Common Stock and a warrant to purchase 22,500 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 14% of the outstanding shares of Common Stock. Sterne, Agee and Leach, Inc. beneficially owns 30,000 shares of Common Stock and 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock which, assuming conversion of all convertible preferred stock, constitutes approximately 4.1% of the total outstanding shares of Common Stock. The Trust Company of Sterne, Agee and Leach, Inc. beneficially owns as trustee of a trust for the benefit of Sterne, Agee and Leach, Inc. or its assigns 100,000 shares of Common Stock which has been committed to be distributed to independent third parties pursuant to a Memorandum of Understanding in accordance with the exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended, which assuming conversion of all of the convertible preferred stock, represents approximately 11.7% of the outstanding shares of Common Stock, and, as co-trustee of a trust benefitting the adult and independent children of James S. Holbrook, Jr., 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock, and a warrant to purchase 11,250 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the warrant, constitutes approximately 3.8% of the outstanding shares of Common Stock.

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           N/A
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP NO. 096801 10 5                                  PAGE  5  OF   14  PAGES
----------------------------                        ----------------------------


--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Trust Company of Sterne, Agee & Leach, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ] (B) [X]

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO, PF
--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           N/A                                                               [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Alabama, United States of America
--------------------------------------------------------------------------------

  NUMBER OF                         7     SOLE VOTING POWER
                                          100,000
   SHARES                      -------------------------------------------------

BENEFICIALLY                        8     SHARED VOTING POWER
                                          290,398
 OWNED BY                      -------------------------------------------------

   EACH                             9     SOLE DISPOSITIVE POWER
                                          100,000
 REPORTING                     -------------------------------------------------

  PERSON                           10     SHARED DISPOSITIVE POWER
                                          290,398
   WITH
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     Sterne, Agee & Leach Group, Inc. beneficially owns 24 shares of Series B Preferred Stock (4 through a general partnership) convertible into 99,984 shares of Common Stock and a warrant to purchase 22,500 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 14% of the outstanding shares of Common Stock. Sterne, Agee and Leach, Inc. beneficially owns 30,000 shares of Common Stock and 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock which, assuming conversion of all convertible preferred stock, constitutes approximately 4.1% of the total outstanding shares of Common Stock. The Trust Company of Sterne, Agee and Leach, Inc. beneficially owns as trustee of a trust for the benefit of Sterne, Agee and Leach, Inc. or its assigns 100,000 shares of Common Stock which has been committed to be distributed to independent third parties pursuant to a Memorandum of Understanding in accordance with the exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended, which assuming conversion of all of the convertible preferred stock, represents approximately 11.7% of the outstanding shares of Common Stock, and as co-trustee of a trust benefitting the adult and independent children of James S. Holbrook, Jr., 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock, and a warrant to purchase 11,250 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the warrant, constitutes approximately 3.8% of the outstanding shares of Common Stock.
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

           N/A
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           32.8%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.   901860 10 6                                       Page 6 of 14 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Bobby Allison Wireless Corporation f/k/a 2Connect Express, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 2055 Lake Avenue, S.E., Suite A, Largo, Florida 33771.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) and (f) This Schedule 13D is filed by each of James S. Holbrook, Jr., an individual and citizen of the United States of America ("Holbrook"), Sterne, Agee & Leach Group, Inc., a Delaware corporation ("SAL Group"), Sterne, Agee & Leach, Inc., a Delaware corporation ("SALI") and The Trust Company of Sterne, Agee & Leach, Inc., an Alabama trust corporation (the "Trust Company"). All of the executive officers and directors of SAL Group, SALI and the Trust Company listed in (c) (iii) below are citizens of the United States of America.

         Holbrook (i) is the President and CEO of SAL Group; (ii) is the Chairman of the Board, President and Chief Executive Officer of SALI; and (iii) is the Chairman of the Board of the Trust Company. SAL Group is the parent of each SALI and the Trust Company.

         (b) (i) The business address of each of Holbrook, SAL Group, SALI and the Trust Company is:

                            800 Shades Creek Parkway
                                    Suite 125
                            Birmingham, Alabama 35209

              (ii) Unless otherwise indicated in paragraph (c) (iii) of this
Item 2, the business address of each person listed in paragraph (c) (iii) of this Item 2 is:

                            800 Shades Creek Parkway
                                    Suite 125
                              Birmingham, Al 35209

         (c) (i) Holbrook is the President and CEO of SAL Group, the Chairman of the Board of Directors, President and Chief Executive Officer of SALI and the Chairman of the Board of Directors of the Trust Company. Holbrook is also a director of the Company.

              (ii) The principal business of SAL Group is that of a holding corporation. SALI and the Trust Company are wholly-owned subsidiaries of SAL Group. The principal business of SALI is that of a registered broker-dealer registered under the Securities Exchange Act of 1934, as amended. The principal business of the Trust Company is the provision of trust services including fiduciary powers chartered under the banking laws of the State of Alabama.

CUSIP No.   901860 10 6                                       Page 7 of 14 Pages

               (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Holbrook (see paragraph (c) (i) of this Item 2)) of SAL Group, SALI and the Trust
Company:

Name                                                  Present Principal Occupation or Employment
----                                                  ------------------------------------------
Henry S. Lynn (1) (2) (3) (4).................................Chairman of the Board of SAL Group
Will Hill Tankersley (1) (5)..................................Vice Chairman of the Board of SAL Group
F. Eugene Woodham (2) (3) ....................................Secretary, Treasurer & CEO of SAL
                                                              Group and SALI and Secretary Treasurer
                                                              of the Trust Company
William W. Keith (3)..........................................President of the Trust Company
A. Fox deFuniak, III (3)......................................Chief Operating Officer of the Trust Company
Craig Barrow, III (1) (6).....................................Managing Director of SALI
Charles D. Carlise (1) (4)....................................Managing Director of SALI
Linda M. Daniel (1) (2).......................................Managing Director of SALI
R. Andrew Garrett (2) (7).....................................Managing Director of SALI
Craig R. Heyward (2).......(7)................................Managing Director of SALI
Robert L. Lanford (2) (8).....................................Managing Director of SALI
Alonzo H Lee, Jr. (1) (2) (4).................................Managing Director of SALI
Joe R. Roberts, Jr. (1) (8)...................................Managing Director of SALI
William Lee Smith (2).........................................Managing Director of SALI
Charles R. White (2)(9).......................................Managing Director of SALI

------------
(1)      Director of SAL Group
(2)      Director of SALI
(3)      Director of the Trust Company
(4) Messrs. Lynn, Carlise and Lee's business address is 1901 Sixth Avenue North, Suite 2100, Birmingham, Alabama 35203. Messrs. Lynn and Lee each received pursuant to the Merger Agreement (as defined in Item 3 below) 2 shares of Series B Preferred Stock, each share of which is convertible into 4,166 shares (or, in the aggregate, 16,664 shares) of Common Stock.
(5) Mr. Tankersley's address is 60 Commerce Street, Suite 707, Montgomery, Alabama 36104.
(6) Mr. Barrow's business address is 33 Bull Street, Suite 100, Savannah, Georgia 31401.
(7) Mr. Garrett's address is 950 East Paces Ferry Road, Suite 1475, Atlanta, Georgia 30326.
         Mr. Garrett purchased 1 share of Series C Preferred Stock for and in consideration of the payment to the Company of $25,000 in cash and which share is convertible into 2,500 shares of Common Stock.
(8) Messrs. Lanford and Robert's business address is 105 West Capital Avenue, Suite 101, Little Rock, Arkansas 72201.

CUSIP No.   901860 10 6                                       Page 8 of 14 Pages

(9) Mr. White received pursuant to the Merger Agreement (as defined in Item 3 below) 2 shares of Series B Preferred Stock, each share of which is convertible into 4,166 shares (or, in the aggregate, 8,332 shares) of Common Stock.

         (d) and (e) During the last five years, neither Holbrook nor any of the executive officers of SAL Group, SALI or the Trust Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         SALI was issued 30,000 shares of Common Stock on October 27, 1998 in lieu of a New Value Contribution of $175,000 pursuant to the terms of that certain Agreement by and between SALI and the Company dated August 27, 1998 which was approved by the U. S. Bankruptcy Court, Southern District of Florida on the same date.

         Effective December 31, 1998, pursuant to that Merger Agreement dated as of May 1, 1998, as amended October 27, 1998, by and among the Company, 2Connect Acquisition Corp., Bobby Allison Cellular Systems of Florida, Inc.("Bobby Allison"), Robert L. McGinnis and James L. Ralph (the "Merger Agreement"), the shares of Series B Convertible Preferred Stock of Bobby Allison owned by Holbrook, SAL Group and the Trust Company were automatically converted into the same number of shares of Series B Convertible Preferred Stock, par value $1.00 per share ("Series B Preferred Stock"), of the Company upon consummation of the transactions contemplated by the Merger Agreement. The Company also issued shares of Series B Preferred Stock pursuant to the Merger Agreement to two of the persons listed in Item 2 (c) (iii) above as disclosed therein and incorporated herein by reference.

         On December 28, 1999, in accordance with the provision of that certain Merger Agreement dated May 1, 1998, as amended October 26, 1998, by and between the Company, its subsidiary, Bobby Allison Wireless, Inc., and Bobby Allison Cellular Systems of Florida, Inc., the Company issued to the Trust Company as trustee for a trust for the benefit of SALI or its assigns, 100,000 shares of Common Stock for payment of $5,000 in cash, satisfaction of the indemnification provision of that certain Underwriting Agreement by and between the Company and SALI dated May 9, 1997, and other past services and expenses of SALI for the benefit of the Company. SALI has since committed to distribute these 100,000 shares of Common Stock to independent third parties pursuant to a Memorandum of Understanding and in accordance with the exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended.

         Each share of Series B Preferred Stock is exchangeable into 4,166 shares of Common Stock at anytime. The Series B Preferred Stock is generally non-voting except for certain major corporate actions; however, the Series B Preferred Stock becomes fully voting if the Company defers the dividend or otherwise defaults on any obligation to the holder of Series B Preferred Stock.

CUSIP No.   901860 10 6                                      Page 9 of 14 Pages


         Effective August 2, 1999, Holbrook and SALI each purchased 2 shares of the Company's Series C Convertible Preferred Stock, par value $1.00 per share ("Series C Preferred Stock"), for and in consideration of $25,000 per share in cash. The Trust Company also purchased 2 shares of Series C Preferred Stock as trustee of a trust for the benefit of Holbrook's independent adult children, for and in consideration of $25,000 per share in cash. Each share of Series C Preferred Stock is exchangeable into 2,500 shares of Common Stock at anytime. The Series C Preferred Stock is generally non-voting except for certain major corporate actions; however, the Series C Preferred Stock becomes fully voting if the Company defers the dividend or otherwise defaults on any obligation to the holder of Series C Preferred Stock. The Company also issued one share of Series C Preferred Stock for $25,000 cash to one of the person listed in Item
2(c)(iii) above as disclosed therein and incorporated herein by reference.

         Effective November 19, 1999, SAL Group, Holbrook and the trust of which the Trust Company is a co-trustee benefitting Holbrook's independent adult children, unconditionally guaranteed $500,000, $250,000 and $250,000, respectively, of a $1,000,000 loan made to the Company by Colonial Bank in return for warrants to purchase 22,500, 11,250 and 11,250 shares, respectively, of Common Stock for $10.00 per share. Furthermore, in the event that they are required to make payment against the guaranties, then they each have an option, separate and apart from the warrants, to convert such payment on the guaranty into shares of Common Stock at a price of $10.00 per share. In the event that the loan is either (i) repaid by the Company or (ii) SAL Group, Holbrook and the trust of which the Trust Company is co-trustee are otherwise released from the guaranties, then such option shall expire but the warrants shall continue to exist until exercised or their expiration at the end of four years.

ITEM 4.  PURPOSE OF TRANSACTION.

         Holbrook, SAL Group, SALI and each applicable officer and director listed in (c) (iii) above each intend to hold such securities for investment purposes. The Trust Company holds it securities of the Company in its capacity as a fiduciary for the benefits of others. The Trust Company, as trustee of a trust for the benefit of SALI or its assigns, holds 100,000 shares of Common Stock as to which SALI has committed to distribute to independent third parties pursuant to a Memorandum of Understanding to be approved by the court and issued in accordance with Section 3(a)(10) of the Securities Act of 1933, as amended. The Trust Company further holds for investment purposes 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock and a warrant exercisable into 11,250 shares of Common Stock at $10.00 per share as a co-trustee of a trust for the benefit of Holbrook's adult children none of whom are living in the same household or dependent upon Holbrook for support.

         Neither Holbrook, SAL Group, SALI, the Trust Company nor any of their officers or directors listed in (c) (iii) above have any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4 except that SALI has recently committed to distribute such 100,000 shares of Common Stock to

CUSIP No.   901860 10 6                                      Page 10 of 14 Pages



independent third parties pursuant to a Memorandum of Understanding to be approved by the court and issued in accordance with Section 3(a)(10) of the Securities Act of 1933, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) Holbrook beneficially owns 8 (4 through a general partnership) shares of Series B Preferred Stock convertible into 33,328 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock and a warrant to purchase 11,250 shares of Common Stock at $10.00 per share, which assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 5.75% of the total outstanding shares of Common Stock. SAL Group beneficially owns 24 shares of Series B Preferred Stock (4 through a general partnership) convertible into 99,984 shares of Common Stock and a warrant to purchase 22,500 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 14% of the outstanding shares of Common Stock. SALI beneficially owns 30,000 shares of Common Stock and 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock which, assuming conversion of all convertible preferred stock, constitutes approximately 4.1% of the total outstanding shares of Common Stock. The Trust Company beneficially owns as trustee for the benefit of SALI or its assigns 100,000 shares of Common Stock which has been committed to be distributed to independent third parties pursuant to a Memorandum of Understanding in accordance with the exemption from registration contained in
Section 3(a)(10) of the Securities Act of 1933, as amended, which assuming conversion of all of the convertible preferred stock, represents approximately 11.7% of the outstanding shares of Common Stock, and, as co-trustee for a trust benefitting the adult and independent children of Holbrook, 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock, and a warrant to purchase 11,250 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the warrant, constitutes approximately 3.8% of the outstanding shares of Common Stock.

         By virtue of his position as President and CEO of SAL Group, his position as Chairman of the Board, President and CEO of SALI, his position as Chairman of the Board of the Trust Company and the fact that SALI and the Trust Company are wholly-owned subsidiaries of SAL Group, Holbrook may be deemed to share beneficial ownership of each of the securities owned thereby. Furthermore, SAL Group, as the parent of SALI and the Trust Company may be deemed to beneficially own each of the securities owned by SALI and the Trust Company. Finally, SALI and the Trust Company as affiliates under common control may be deemed to beneficially own the securities of the Company owned by each other. However, as stated above, the 100,000 shares held by the Trust Company as trustee of a trust for SALI or its assigns have been committed to be distributed to independent third parties pursuant to a Memorandum of Understanding in accordance with the exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended, and the remainder is held as co-trustee of a trust for the benefit of Holbrook's adult children none of whom are living in same household or dependant upon Holbrook for support. Consequently, Holbrook disclaims beneficial ownership of all of the interests directly owned by SAL Group, SALI

CUSIP No.  901860 10 6                                       Page 11 of 14 Pages


or the Trust Company. Furthermore, SAL Group disclaims beneficial ownership of all interests in the Company held in trust by the Trust Company. The Trust Company and SALI disclaim beneficial ownership of all securities held by each other and by SAL Group.

         (ii) The beneficial ownership of the officers and directors of SAL Group, SALI and the Trust Company (other than Holbrook) in the Company is disclosed in Item 2(c)(iii) above and is incorporated herein by reference.

         (b) (i) Holbrook has the sole power to vote, direct the vote, dispose and direct the disposition of 8 shares (4 through a general partnership) of Series B Preferred Stock convertible into 33,328 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock and a warrant to purchase 11,250 shares of Common Stock at $10.00 per share, which assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 5.75% of the total outstanding shares of Common Stock. SAL Group has the sole power to vote, direct the vote, dispose and direct the disposition of 24 shares of Series B Preferred Stock (4 through a general partnership) convertible into 99,984 shares of Common Stock and a warrant to purchase 22,500 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the exercise of this warrant constitutes approximately 14% of the outstanding shares of Common Stock. SALI has the sole power to vote, direct the vote, dispose and direct the disposition of 30,000 shares of Common Stock and 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock which, assuming conversion of all convertible preferred stock, constitutes approximately 4.1% of the total outstanding shares of Common Stock. The Trust Company, as trustee of a trust for the benefit of SALI or its assigns, has the sole power to vote, direct the vote, dispose and direct the disposition of 100,000 shares of Common Stock which has been committed to be distributed to independent third parties pursuant to a Memorandum of Understanding in accordance with the exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended, which assuming conversion of all of the convertible preferred stock, represents approximately 11.7% of the outstanding shares of Common Stock, and further shares the power to vote, direct the vote, dispose and direct the disposition, as co-trustee of a trust for the benefit of the adult and independent children of Holbrook, of 4 shares of Series B Preferred Stock convertible into 16,664 shares of Common Stock, 2 shares of Series C Preferred Stock convertible into 5,000 shares of Common Stock, and a warrant to purchase 11,250 shares of Common Stock at $10.00 per share which, assuming conversion of all of the convertible preferred stock and the warrant, constitutes approximately 3.8% of the outstanding shares of Common Stock.

         By virtue of his position as President and CEO of SAL Group, his position as Chairman of the Board, President and CEO of SALI, his position as Chairman of the Board of the Trust Company and the fact that SALI and the Trust Company are wholly-owned subsidiaries of SAL Group, Holbrook may be deemed to share the power to vote, direct the vote, dispose and direct the disposition of the each of the securities owned thereby. Furthermore, SAL Group, as the parent of SALI and the Trust Company may be deemed to share the power to vote, direct the vote, dispose and direct the disposition of each of the securities owned by SALI and the Trust Company. Finally, SALI

CUSIP No.  901860 10 6                                       Page 12 of 14 Pages


and the Trust Company as affiliates under common control may be deemed to share the power to vote, direct the vote, dispose and direct the disposition of the securities owned by each other. However, as stated above, the 100,000 shares held by the Trust Company as trustee of a trust for SALI or its assigns have been committed to be distributed to independent third parties pursuant to a Memorandum of Understanding in accordance with the exemption from registration contained in Section 3(a)(10) of the Securities Act of 1933, as amended, and the remainder is held as co-trustee of a trust for the benefit of Holbrook's adult children none of whom are living in the same household or dependant upon Holbrook for support.

         (ii) Each of the officers and directors of SAL Group, SALI and the Trust Company (other than Holbrook) who have the sole or shared power to vote, direct the vote, dispose of, or direct the disposition of securities of the Company are disclosed in Item 2(c)(iii) above and are incorporated herein by reference. William W. Keith, however, as President of the Trust Company, may be deemed to have the power to vote, direct the vote, dispose of, or direct the disposition of such securities for which the Trust Company has such power as disclosed in subparagraph (i) above.

         (c) Effective August 2, 1999, Holbrook and SALI each purchased 2 shares of the Company's Series C Convertible Preferred Stock, par value $1.00 per share ("Series C Preferred Stock"), for and in consideration of $25,000 per share in cash. The Trust Company also purchased 2 shares of Series C Preferred Stock as trustee of a trust for the benefit of Holbrook's independent adult children, for and in consideration of $25,000 per share in cash. Each share of Series C Preferred Stock is exchangeable into 2,500 shares of Common Stock at anytime. The Series C Preferred Stock is generally non-voting except for certain major corporate actions; however, the Series C Preferred Stock becomes fully voting if the Company defers the dividend or otherwise defaults on any obligation to the holder of Series C Preferred Stock. Furthermore, one of the persons identified in Item 2(c)(ii) above purchased one share of Series C Preferred Stock for $25,000 in cash.

         Effective November 19, 1999, SAL Group, Holbrook and the trust of which the Trust Company is a co-trustee benefitting Holbrook's independent adult children, unconditionally guaranteed $500,000, $250,000 and $250,000, respectively, of a $1,000,000 loan made to the Company by Colonial Bank in return for warrants to purchase 22,500, 11,250 and 11,250 shares, respectively, of Common Stock for $10.00 per share. Furthermore, in the event that they are required to make payment against the guaranties, then they each have an option, separate and apart from the warrants, to convert such payment on the guaranty into shares of Common Stock at a price of $10.00 per share. In the event that the loan is either (i) repaid by the Company or (ii) SAL Group, Holbrook and the trust of which the Trust Company is co-trustee are otherwise released from the guaranties, then such option shall expire but the warrants shall continue to exist until exercised or their expiration at the end of four years.

         (d) Not applicable

         (e) Not applicable

CUSIP No.  901860 10 6                                       Page 13 of 14 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Effective November 19, 1999, SAL Group, Holbrook and the trust of which the Trust Company is a co-trustee benefitting Holbrook's independent adult children, unconditionally guaranteed $500,000, $250,000 and $250,000, respectively, of a $1,000,000 loan made to the Company by Colonial Bank in return for warrants to purchase 22,500, 11,250 and 11,250 shares, respectively, of Common Stock for $10.00 per share. Furthermore, in the event that they are required to make payment against the guaranties, then they each have an option, separate and apart from the warrants, to convert such payment on the guaranty into shares of Common Stock at a price of $10.00 per share. In the event that the loan is either (i) repaid by the Company or (ii) SAL Group, Holbrook and the trust of which the Trust Company is co-trustee are otherwise released from the guaranties, then such option shall expire but the warrants shall continue to exist until exercised or their expiration at the end of four years. A copy of the form of warrant and the form of option agreement have been attached hereto as Exhibits A and B and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A.    Form of Warrant Agreement

         Exhibit B.    Form of Option Agreement



                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.


                                      /s/ James S. Holbrook, Jr.
                                      -------------------------------------
                                      Name:  James S. Holbrook, Jr.

                                      Dated: December 1, 1999

CUSIP No.  901860 10 6                                       Page 14 of 14 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                      Sterne, Agee and Leach Group, Inc


                                      /s/ James S. Holbrook, Jr.
                                      -------------------------------
                                      Name:  James S. Holbrook, Jr.
                                      Title: President and CEO

                                      Dated: December 1, 1999



                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct

                                      Sterne, Agee and Leach Group, Inc


                                      /s/ James S. Holbrook, Jr.
                                      ----------------------------------
                                      Name:  James S. Holbrook, Jr.
                                      Title: Chairman, President and CEO

                                      Dated: December 1, 1999



                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                      The Trust Company of Sterne, Agee &
                                      Leach, Inc.

                                      /s/ William W. Keith
                                      ----------------------------------------
                                      Name:  William W. Keith
                                      Title: President

                                      Dated: December 1, 1999

                                                                       EXHIBIT A



                    COMMON STOCK PURCHASE WARRANT CERTIFICATE

                                       OF

                       BOBBY ALLISON WIRELESS CORPORATION

THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE OTHER SECURITIES ISSUABLE UPON EXERCISE THEREOF MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO (i) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, (ii) TO THE EXTENT APPLICABLE, RULE 144 UNDER SUCH ACT (OR ANY SIMILAR RULE UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES), OR (iii) AN OPINION OF COUNSEL, IF SUCH OPINION SHALL BE REASONABLY SATISFACTORY TO COUNSEL FOR THE ISSUER, THAT AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT IS AVAILABLE.

              EXERCISABLE AT ANY TIME DURING A PERIOD OF FOUR YEARS
                 COMMENCING WITH THE DATE OF ISSUANCE AND ENDING
                              ON NOVEMBER ___, 2003

NO. CW-1

         This Warrant Certificate certifies that _________________ or its registered assigns, is the registered holder ("Holder") of this Warrant Certificate of Bobby Allison Wireless Corporation, a Florida corporation (the "Company"). The Warrant Certificate grants warrants (the "Warrants") to the Holder that permits the Holder hereof to purchase ________________________ (__________) shares ("Warrant Securities") of common stock, par value $0.01 per share ("Common Stock"), at an exercise price ("Exercise Price") of United States Ten Dollars ($10.00) per share of Common Stock, the Warrant Securities and Exercise Price of which shall be subject to adjustment, if applicable, in certain events as described below and provided; however, that the number of Warrant Securities shall be reduced below ________ shares of Common Stock by subtracting from ___________ that number of shares of Common Stock equal to the product of the following formula: $__________ minus ___________ of the amount of dollars received from the sale of Series C Convertible Preferred Stock as of December 31, 1999 divided by 10 multiplied by .05.

         The Warrants evidenced by this Warrant Certificate shall be exercisable at any time for a period of four (4) years commencing with the date of issuance and ending at 5:00 p.m. Central Time on November __, 2003. Any exercise of Warrants shall be effected by surrender of this Warrant Certificate and payment of the Exercise Price at an office or agency of the Company. Payment of the Exercise Price shall be made by wire transfer, certified check or official bank check in New York Clearing House funds payable to the order of the Company.

          The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of the Warrants, such number of shares of Common Stock as shall, from time to time, be sufficient therefor. The Company represents that all shares of Common Stock issuable upon exercise of this Warrant are duly authorized and, upon receipt by the Company of the full payment of the Exercise Price, will be validly issued, fully paid, and nonassessable, without any personal liability attaching to the ownership thereof and will not be issued in violation of any preemptive or similar rights of shareholders.

         In case the Company shall (a) pay a dividend or make a distribution in shares of its capital stock (whether shares of Common Stock or of capital stock of any other class), (b) subdivide its outstanding shares of Common Stock into a greater number of shares, (c) combine its outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of its shares of Common Stock any shares of capital stock of the Company; then, and in each such case, the per share Exercise Price and the number of Warrant Securities in effect immediately prior to such action shall be adjusted so that the Holder of this Warrant Certificate thereafter upon the exercise hereof shall be entitled to receive the number and kind of shares of the Company which such Holder would have owned immediately following such action had the Warrants been exercised immediately prior thereto. An adjustment made pursuant to this Section shall become effective immediately after the record date in the case of a dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification. If, as a result of an adjustment made pursuant to this Section, the Holder of this Warrant shall become entitled to receive shares of two or more classes of capital stock of the Company, the Board of Directors of the Company (whose determination shall be conclusive) shall determine the allocation of the adjusted Exercise Price between or among shares of such class of capital stock.

         Immediately upon any adjustment of the Exercise Price, the Company shall send written notice thereof to the Holder of this Warrant Certificate (by first class mail, postage prepaid), which notice shall state the Exercise Price resulting from such adjustment, if any, and any increase or decrease in the number of Warrant Securities to be acquired upon exercise of the Warrants, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

         In case of any reorganization of the Company or consolidation of the Company with, or merger of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger which does not result in any reclassification or change of the outstanding Common Stock), the corporation formed by such consolidation or merger shall execute and deliver to the Holder a supplemental warrant providing that the Holder of each warrant then outstanding or to be outstanding shall have the right thereafter (until the expiration of such warrant) to receive, upon exercise of such warrant, the kind and amount of shares of stock and other securities and property as receivable upon such consolidation or merger by Holder of the number of shares of Warrant Securities of the Company for which such warrant might have been exercised immediately prior to such reorganization, consolidation, merger, conveyance, sale or transfer. Such supplemental Warrant shall provide for adjustments which shall be identical to the adjustments provided herein and other rights as provided in this Warrant Certificate. The Company shall not effect any such consolidation, merger, or similar transaction as contemplated by this paragraph, unless prior to or simultaneously with the consummation thereof, the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing, receiving, or leasing such assets or other appropriate corporation or entity shall assume, by written instrument executed and delivered to the Holder, the obligation to deliver to the Holder, such shares of stock, securities, or assets as, in accordance with the foregoing provisions, such Holder may be entitled to purchase, and to perform the other obligations of the Company. The above provisions shall similarly apply to successive consolidations or successively whenever any event listed above shall occur.

         In the event that the Company shall at any time prior to the exercise of all of the Warrants distribute to its shareholders any assets, property, rights, evidences of indebtedness, securities (other than a distribution made as a cash dividend payable out of earnings or out of any earned surplus legally available for dividends under the laws of the jurisdiction of incorporation of the Company), whether issued by the Company or by another, the Holder of the unexercised Warrants shall thereafter be entitled, in addition to the shares of Warrant Securities or other securities and property receivable upon the exercise thereof, to receive, upon the exercise of such Warrants, the same property, assets, rights, evidences of indebtedness, securities or any other thing of value that they would have been entitled to receive at the time of such distribution as if the Warrants had been exercised immediately prior to such distribution. At the time of any such distribution, the Company shall make appropriate reserves to ensure the timely performance of the provisions of this subsection or an adjustment to the Exercise Price, which shall be effective as of the day following the record date for such distribution.

         Upon due presentment for registration or transfer of this Warrant Certificate at an office or agency of the Company, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate without any charge except for any tax or other governmental charge imposed in connection with such transfer.

         Upon the exercise of less than all of the Warrants evidenced by this Warrant Certificate, the Company shall forthwith issue to the Holder hereof a new Warrant Certificate representing such number of unexercised Warrants.

         The Company may deem and treat the registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, and of any distribution to the Holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary.

         Nothing contained in this Warrant Certificate shall be construed as conferring upon the Holder of the Warrants the right to vote or to consent or to receive notice as a shareholder in respect of any meetings of shareholders for the election of directors or any other matter, or as having any rights whatsoever as a shareholder of the Company. If, however, at any time prior to the expiration of the Warrants and their exercise, any of the following events shall occur:

                  (a) the Company shall take a record of the holders of its shares of Common Stock for the purpose of entitling then to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of current or retained earnings, as indicated by the accounting treatment of such dividend or distribution in the books of the Company; or

                  (b) the Company shall offer to all the holders of its Common Stock any additional shares of capital stock of the Company or securities convertible into or exchangeable for shares of capital stock of the Company, or any option, right or warrant to subscribe therefor; or

                  (c) a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or merger) or a sale of all or substantially all of its property, assets and business as an entirety shall be proposed;

then, in any one or more of said events, the Company shall give written notice of such event at least fifteen (15) days prior to the date fixed as a record date of the date of closing the transfer books for the determination of the shareholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale. Such notices shall specify such record date or the date of closing the transfer books, as the case may be. Failure to give such notice or any defect therein shall not affect the validity of any action taken in connection with the declaration or payment of any such dividend, or the issuance of any convertible or exchangeable securities, or subscription rights, options or warrants, or any proposed dissolution, liquidation, winding up or sale.

         This Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Alabama and for all purposes shall be construed in accordance with the laws of said State without giving effect to the rules of said State governing the conflicts of laws. The Company and the Holder hereby agree that any action, proceeding or claim arising out of, or relating in any way to, this Warrant Certificate shall be brought and enforced in a federal or state court of competent jurisdiction with venue only in the Tenth Judicial Circuit in and for Jefferson County, Alabama or the United States District Court for the Northern District of Alabama, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company and the Holder hereby irrevocably waive any objection to such exclusive jurisdiction or inconvenient forum. Any such process or summons to be served upon any of the Company and the Holder (at the option of the party bringing such action, proceeding or claim) may be served by transmitting a copy thereof, by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth below. Such mailing shall be deemed personal service and shall be legal and binding upon the party so served in any action, proceeding or claim.

         Any notice to be given or to be served upon any party in connection with this Warrant Certificate must be in writing and will be deemed to have been given and received upon confirmed receipt, if sent by facsimile, or two (2) days after it has been submitted for delivery by Federal Express or an equivalent carrier, charges prepaid and addressed to the following addresses with a confirmation of delivery.

         If to the Company, to:

                  Bobby Allison Wireless Corporation
                  2055 Lake Avenue, S.E., Suite A
                  Largo, Florida 33771
                  Attn.: Robert L. McGinnis, Chairman of the Board
                  Telephone: (727) 584-7902
                  Facsimile: (727) 480-8268

         With a copy to:

                  Christopher H. Norman, Esq.
                  Hines Norman & Associates
                  Hyde Park Professional Center
                  315 South Hyde Park Avenue
                  Tampa, Florida 33606
                  Telephone: (813) 251-8659
                  Facsimile: (813) 254-6153

         If to the Purchaser:


              ----------------------------

              ----------------------------

              ----------------------------

              ----------------------------

              ----------------------------

              ----------------------------


        With a copy to:

                  William K. Holbrook
                  Ritchie & Rediker, L.L.C.
                  312 23rd Street North
                  Birmingham, Alabama 35203
                  Telephone: (205) 251-1288
                  Facsimile: (205) 324-7830

Any party may, at any time by giving notice to the other party, designate any other address in substitution of an address established pursuant to the foregoing to which such notice will be given.

         The Warrants shall inure to the benefit of and be binding upon the parties hereto, their respective successors and assigns, and no other person shall have any right or obligation hereunder. Neither the Warrants nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Company without the prior written consent of the Holder which consent shall not be unreasonably withheld, conditioned or delayed and any assignment in violation hereof shall be void. The Holder, however, may assign any or all of his, her or its rights and obligations hereunder to any person, provided that such transfer (i) is made in accordance with the federal and state securities laws and (ii) such person agrees in writing to be bound by the terms of the Subscription Agreement.

         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed under its corporate seal.

Dated as of November ___, 1999.

                                  BOBBY ALLISON WIRELESS CORPORATION.


                                  By:
                                     -------------------------------------------
                                     Robert L. McGinnis, Chairman of the Board

                                   EXHIBIT "A"

                      FORM OF SUBSCRIPTION (CASH EXERCISE)
                      ------------------------------------

                  (To be signed only upon exercise of Warrant)

TO:      Bobby Allison Wireless Corporation
         2055 Lake Avenue, S.E., Suite A
         Largo, Florida 33771

         The undersigned, the Holder of Warrant Certificate number CW-1 (the "Warrant"), representing Warrants to purchase shares of Bobby Allison Wireless Corporation (the "Company"), which Warrant Certificate is being delivered herewith, hereby irrevocably elects to exercise the purchase right provided by the Warrant Certificate for, and to purchase thereunder, _______ shares of the common stock, par value $0.01 per share, of the Company, and herewith makes payment of $_______ therefor, the Exercise Price, and requests that the certificates for such securities and a new Warrant Certificate for the balance, if any, of the Warrants be issued in the name of, and delivered to, ____________ _____________________________________________, whose address is ________________
__________________________________________, all in accordance with the Warrant
Certificate.

Dated:
      -------------------------


                                    --------------------------------------------
                                    (Signature must conform in all respects to name of Holder as specified on the face of the Warrant Certificate)


                                    --------------------------------------------
                                    Print Name

                                                                       EXHIBIT B



                       BOBBY ALLISON WIRELESS CORPORATION
                         STOCK PURCHASE OPTION AGREEMENT

         THIS STOCK PURCHASE OPTION AGREEMENT (this "Agreement") is entered into as of this ___ day of November, 1999, by and between Bobby Allison Wireless Corporation, a Florida corporation (the "Company"), and ________________________ (the "Optionee").

         WHEREAS, the Board of Directors of the Company (the "Board") has granted the Optionee an option to purchase up to ______ shares of the Company's common stock, $.01 par value per share, which option shall not vest except and until the Optionee is required to satisfy that certain guaranty dated November __, 1999 of up to $________ of that certain promissory note from Colonial Bank to the Company in the aggregate amount of $1 million dated November __, 1999 ("Guaranty"); and

         WHEREAS, the Company and the Optionee desire to enter into a written agreement with respect to such option;

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows.

         1. GRANT OF PURCHASE OPTION. Subject to the terms, restrictions, limitations and conditions stated herein and contingent upon the satisfaction by the Optionee of any part or all of the Guaranty, the Company hereby evidences its grant to the Optionee of the right and option (the "Option") to purchase all or any part of the number of shares ("Shares") up to 50,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), but only such number of whole Shares as is equal to the number obtained from dividing the dollar amount of the Guaranty satisfied by the Optionee by the Exercise Price (as defined below). The Option shall expire and shall be of no further force and effect upon the earlier to occur of the following: (i) that date upon which the Guaranty expires with no obligation on the part of the Optionee or (ii) that date which is 120 days following the date upon which the Optionee has fully satisfied the Optionee's liability on the Guaranty.

         2. PURCHASE PRICE. The price per Share to be paid by the Optionee for the Shares subject to the Option shall be $10.00 per share ("Exercise Price") which price shall be deemed paid by the Optionee's satisfaction of all or part of the Guaranty as provided in Section 1 above and the delivery of the Release (as defined in Section 4 below).

         3. VESTING AND EXERCISABILITY. The Option vests and becomes fully exercisable immediately upon the satisfaction of any part or all of the Guaranty by the Optionee but only to such extent of the satisfaction of the Guaranty as provided in Section 1 hereof.

         4. NOTICE OF EXERCISE OF OPTION. The Option may be exercised by the Optionee, or by the Optionee's administrators, executors or legal representatives, by a written notice (in substantially the form of the Notice of Exercise attached hereto as Schedule A) signed by the Optionee, or by such administrators, executors or legal representatives, and delivered or mailed to the Company as specified in Section 7 hereof to the attention of the President or such other officer as the Company may designate. Any such notice shall (a) specify the number of the Shares ("Exercise Shares") of Common Stock which the Optionee or the Optionee's administrators, executors or legal representatives, as the case may be, then elects to purchase hereunder and (b) be accompanied by a release ("Release") of any claim by the Optionee of debt owed by the Company to the Optionee arising from the Guaranty in an amount equal to the number of Exercise Shares multiplied by $10.00/share. Upon receipt of any such Notice of Exercise and Release, and subject to the terms hereof, the Company agrees to issue to the Optionee or the Optionee's administrators, executors or legal representatives, as the case may be, stock certificates for the Exercise Shares specified in such Notice of Exercise registered in the name of the person exercising the Option.

         5.       ANTIDILUTION.

                  (a) In the event that the outstanding shares of Common Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of merger, consolidation, reorganization, recapitalization, reclassification, combination or exchange of shares, stock split or stock dividend, or in the event that any spin-off, split-up, split-off, or other distribution of assets which materially affects the fair market value of the Common Stock, the rights of the Optionee concerning the Shares (number of shares of Common Stock, kind of security if other than Common Stock and the Exercise Price) under the Option shall be adjusted proportionately by the Board.

                  (b) If the Company shall be a party to any reorganization in which it does not survive, involving merger, consolidation, or acquisition of the stock or substantially all the assets of the Company, the Board, in its discretion, may:

                           (i) notwithstanding other provisions hereof, declare
                  that the Option granted herein shall become exercisable immediately notwithstanding the provisions of this Agreement regarding vesting and exercisability and that the Option shall terminate 30 days after the Board gives written notice of the immediate right to exercise the Option and of the decision to terminate the Option not exercised within such 30-day period; and/or

                           (ii) notify the Optionee that the Option shall be
                  assumed by the successor corporation or substituted on an equitable basis with option issued by such successor corporation.

                  (c) If the Company is to be liquidated or dissolved or otherwise ceases to exist in connection with a reorganization described in
Section 5(b), the provisions of such section shall apply. In all other instances, the adoption of a plan of dissolution or liquidation of the Company shall, notwithstanding other provisions hereof, cause the Option to terminate to the extent not exercised prior to the adoption of the plan of dissolution or liquidation by the shareholders; PROVIDED THAT, notwithstanding other provisions hereof, the Board may declare the Option to be exercisable at any time on or before the fifth business day following such adoption notwithstanding the provisions of this Agreement regarding exercisability.

                  (d) The adjustments described in paragraphs (a) through (c) of this Section 5, and the manner of their application, shall be determined by the Board, and any such adjustment may provide for the elimination of fractional share interests. The adjustments required under this Section 5 shall apply to any successors of the Company and shall be made regardless of the number or type of successive events requiring such adjustments.

         6. COMPLIANCE WITH REGULATORY MATTERS. The Optionee acknowledges that the issuance of capital stock of the Company is subject to limitations imposed by federal and state law, and the Optionee hereby agrees that the Company shall not be obligated to issue any Shares upon exercise of the Option that would cause the Company to violate any law or any rule, regulation, order or consent decree of any regulatory authority (including without limitation the Securities and Exchange Commission) having jurisdiction over the affairs of the Company. The Optionee shall provide the Company with such information and representation as is reasonably requested by the Company or its counsel to determine whether the issuance of the Exercise Shares complies with the provisions described by this Section 6, including, without limitation, a representation that the Optionee shall not sell or otherwise dispose of the Exercise Shares in the absence of (i) registration of the Exercise Shares under applicable federal and state securities laws, (ii) the sale of Exercise Shares pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended or (iii) pursuant to an exemption from such registration.

         7. MISCELLANEOUS.

                  (a) This Agreement shall be binding upon the parties hereto and their representatives, successors and assigns. Neither the Option nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Company without the prior written consent of the Optionee which consent shall not be unreasonably withheld, conditioned or delayed and any assignment in violation hereof shall be void. The Optionee, however, may assign any or all of his, her or its rights and obligations hereunder to any person, provided that such transfer (i) is made in accordance with the federal and state securities laws and (ii) such person agrees in writing to be bound by the terms of the Agreement.

                  (b) This Agreement is executed and delivered in, and shall be governed by the laws of, the State of Florida.

                  (c) Any requests or notices to be given hereunder shall be deemed given, and any elections or exercises to be made or accomplished shall be deemed made or accomplished, upon actual delivery thereof to the designated recipient, or three days after deposit thereof in the United States mail, certified or registered, return receipt requested and postage prepaid, addressed, if to the Optionee, at the address set forth below and, if to the Company, to the executive offices of the Company at 2055 Lake Avenue, S.E., Suite A, Largo, Florida 33771.

                  (d) This Agreement may not be modified except in writing executed by each of the parties hereto.

         IN WITNESS WHEREOF, the Board has caused this Stock Purchase Option Agreement to be executed on behalf of the Company and the Company's seal to be affixed hereto and attested by the Secretary of the Company, and the Optionee has executed this Stock Option Agreement under seal, all as of the day and year first above written.

                                    COMPANY:
                                    BOBBY ALLISON WIRELESS CORPORATION

Attest:

                                    By:
--------------------------------       ------------------------------------
Secretary                              Name:  Robert L. McGinnis
[SEAL]                                 Title:  Chairman, Board of Directors

                                    OPTIONEE:



                                    By:
                                       ------------------------------------
                                    Name:
                                    Title:
                                    Address:

                                   SCHEDULE A

                   TO STOCK PURCHASE OPTION AGREEMENT BETWEEN
                     BOBBY ALLISON WIRELESS CORPORATION AND

                       -----------------------------------

                            Dated: _______ __, _____

                               NOTICE OF EXERCISE

                  The undersigned hereby notifies Bobby Allison Wireless Corporation (the "Company") of this election to exercise the undersigned's stock purchase option to purchase_____________ shares of the Company's common stock, par value $.01 per share, pursuant to the Stock Purchase Option Agreement between the undersigned and the Company dated November __, 1999. Accompanying this Notice of Exercise is a release of liability addressed to the Company releasing the Company of any and all debt of the Company to the Optionee arising from satisfaction of the Guaranty by the Optionee which release is in the amount of $________________.

                  IN WITNESS WHEREOF, the undersigned has set his hand and seal, this __ day of ________________, ________.


                                      OPTIONEE [OR OPTIONEE'S ADMINISTRATOR,
                                      EXECUTOR OR LEGAL REPRESENTATIVE]


                                      --------------------------------------
                                      Name:
                                      Capacity (if other than Optionee):